Exhibit 20  Press release issued February 10, 2009

For Immediate Release	February 10, 2009

BOWL AMERICA REPORTS SECOND QUARTER EARNINGS

Bowl America Incorporated today reported that its per share earnings for the second quarter ended December 28, 2008, declined to $.15 from $.22 posted last year.  Earnings for the six-month period were $.17, down from $.27 for the comparable period last year.  In the second quarter of last year, two of the Company’s investment holdings were taken over, resulting in after-tax earnings of $.03 per share.

As we have previously noted, the entertainment business relies on availability of discretionary budget dollars.  The Company promotes the value of bowling as a recreation option that is close to home, relatively inexpensive and can be enjoyed by people of all ages and genders.  We are encouraged that league bowling has remained strong.

Bowl America owns 17 of the 19 bowling centers it operates.  The Company remains debt free, which has enabled it to increase per share dividends for 37 consecutive years.  Its stock trades on the American Stock Exchange with the symbol BWLA.  The Company’s S.E.C. Form 10-Q is available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	December 28,	December 30,	December 28,	December 30,
	2008	2007	2008	2007
Revenues
Bowling and other	$5,322,923	$5,358,863	$10,059,907	$9,950,568
Food & mdse sales	2,223,251	2,147,450	4,120,207	3,928,197
	7,546,174	7,506,313	14,180,114	13,878,765

Operating expenses
excluding depreciation
and amortization	6,110,477	5,746,760	12,273,183	11,502,353
Depreciation and
amortization	459,922	458,701	924,563	916,936

Investment earnings	-	267,237	-	267,237
Interest & dividend	165,877	188,857	348,254	397,421

Earnings before taxes	1,141,652	1,756,946	1,330,622	2,124,134

Net Earnings (1)	$743,852	$1,126,246	$866,822	$1,365,134

Weighted average shares
outstanding	5,134,182	5,135,690	5,134,936	5,135,697

EARNINGS PER SHARE	.15	.22	.17	.27

(1)
Includes expected insurance recovery of $157,000 for the thirteen week period ended December 30, 2007, and $60,000 and $357,000 for the twenty-six week periods ended December 28, 2008 and December 30, 2007, respectively.

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	12/28/08	12/30/07
ASSETS

Total current assets including cash and
short-term investments of $9,641 & $10,109	$12,248	$12,126
Property and investments	31,117	34,278
TOTAL ASSETS	$43,365	$46,404

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,028	$4,644
Other liabilities	2,365	3,307
Stockholders' equity	36,972	38,453
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$43,365	$46,404